SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                              John C. Kennedy, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                               New York, NY 10019
                        (212) 373-3030 (Name, Address and
                           Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of common stock, par value $0.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer"), reported herein is 42,414,597, which would constitute approximately 72.6% of the 58,392,250 shares of Common Stock that would be outstanding as of November 30, 2003 if all of the shares of Series C-1 Preferred Stock (as defined below) were converted and all of the options to purchase Common Stock held by the Reporting Persons (as defined below) were exercised. All ownership percentages set forth herein are based on there being 16,977,653 shares of Common Stock outstanding as of November 30, 2003. For the purposes of this filing, the number of issued and outstanding shares of Common Stock does not include the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which are convertible into Common Stock in certain circumstances. Certain percentages set forth herein are based on their being 14,760,530 shares of Class A Common Stock issued and outstanding as of November 30, 2003.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  879,133
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  879,133
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         37,230,599 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   69.8% (2)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
1 Represents (i) 865,800 shares of Common Stock owned by Oak Hill Capital Partners, L.P. ("OHCP") directly, (ii) 13,333 shares of Common Stock owned indirectly by OHCP, as the general partner of OHCP Ski, L.P. ("OHSKI"),
     (iii) 35,800,483 shares of Common Stock that would be issued upon conversion of the 34,632 shares of the Issuer's 12% Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock") owned directly by OHCP, and (iv) 550,983 shares of Common Stock that would be issued upon conversion of the 533 shares of the Series C-1 Preferred Stock owned indirectly by OHCP as the general partner of OHSKI. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHCP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

2 Assumes that there are 53,329,119 shares of Common Stock outstanding. This percentage would be 54.7% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  22,200
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  22,200
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         940,161 (3)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.3% (4)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
3 Represents (i) 22,200 shares of Common Stock owned directly by Oak Hill Capital Management Partners, L.P. ("OHCMP") and (ii) 917,961 shares of Common Stock that would be held directly by OHCMP upon conversion of the 888 shares of Series C-1 Preferred Stock held by it. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHCMP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

4 Assumes that there are 17,895,614 shares of Common Stock outstanding. This percentage would be 2.9% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  901,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  901,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         38,170,760 (5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   70.4% (6)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
5 Represents (i) 879,133 shares of Common Stock owned by OHCP GenPar, L.P. ("OHCP GenPar") indirectly in its capacity as general partner of OHCP, (ii) 22,200 shares of Common Stock owned by OHCP Gen Par indirectly in its capacity as general partner of OHCMP, (iii) 36,351,466 shares of Common Stock that would be owned by OHCP GenPar indirectly in its capacity as general partner of OHCP, upon conversion of the 35,165 shares of Series C-1 Preferred Stock owned by OHCP, and (iv) 917,961 shares of Common Stock that would be owned by OHCP GenPar indirectly in its capacity of general partner of OHCMP upon conversion of the 888 shares of Series C-1 Preferred Stock owned by OHCMP. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHCP GenPar is managed by its general partner, OHCP MGP, LLC.

6 Assumes that there are 54,247,080 shares of Common Stock outstanding. This percentage would be 55.3% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP MGP, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  901,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  901,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         38,170,760 (7)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   70.4% (8)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
7 See footnote (5) to the page relating to OHCP GenPar. OHCP MGP, LLC is the general partner of OHCP GenPar.

8 Assumes that there are 54,247,080 shares of Common Stock outstanding. This percentage would be 55.3% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  23,848
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  23,848
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,010,035 (9)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.6% (10)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
9 Represents (i) 23,848 shares of Common Stock owned directly by Oak Hill Securities Fund, L.P. ("OHSF") and (ii) 986,187 shares of Common Stock that would be owned directly by OHSF upon conversion of its 954 shares of Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner, Oak Hill Securities MGP, Inc.

10 Assumes that there are 17,963,840 shares of Common Stock outstanding. This percentage would be 3.1% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,334
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,334
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,089,935 (11)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.0% (12)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
11 Represents (i) 23,848 shares of Common Stock owned by Oak Hill Securities GenPar, L.P. ("OHSF GenPar") indirectly in its capacity as general partner of OHSF, (ii) 986,187 shares of Common Stock that would be owned by OHSF GenPar indirectly in its capacity as general partner of OHSF upon conversion of the 954 shares of Series C-1 Preferred Stock owned by OHSF,
     (iii) 25,486 shares of Common Stock owned indirectly by OHSF GenPar in its capacity as Administrative Trustee of Oak Hill Securities Fund Liquidating Trust (the "Trust") (See page 15), and (iv) 1,054,414 shares of Common Stock that would be owned by OHSF GenPar indirectly in its capacity as Administrative Agent of the Trust upon conversion of the 1,020 shares of Series C-1 Preferred Stock owned by the Trust. Subject to certain limitations, such shares of Series C-1 Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHSF GenPar is managed by its general partner Oak Hill Securities MGP, Inc.

12 Assumes that there are 19,018,254 shares of Common Stock outstanding. This percentage would be 6.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,334
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,334
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,089,935 (13)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.0% (14)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
13 See footnote (11) to the page relating to OHSF GenPar, footnote (9) relating to OHSF and footnote (27) relating to the Trust. Oak Hill Securities MGP, Inc. ("OHSF MGP") is the general partner of OHSF GenPar, which is the general partner of OHSF and the Administrative Agent of the Trust.

14 Assumes that there are 19,018,254 shares of Common Stock outstanding. This percentage would be 6.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,088,902 (15)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.0% (16)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
15 Represents (i) 49,333 shares of Common Stock owned directly by Oak Hill Securities Fund II, L.P. ("OHSF II") and (ii) 2,039,569 shares of Common Stock that would be owned directly by OHSF II upon conversion of its 1,973 shares of Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHSF II is managed by its general partner, Oak Hill Securities GenPar II, L.P., which is managed by its general partner, Oak Hill Securities MGP II, Inc.

16 Assumes that there are 19,017,222 shares of Common Stock outstanding. This percentage would be 6.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,088,902 (17)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.0% (18)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
17 See footnote (15) to the page relating to OHSF II. Oak Hill Securities GenPar II. L.P. ("OHSF GenPar II") is the general partner of OHSF II. OHSF GenPar II is managed by its general partner, Oak Hill Securities MGP II, Inc.

18 Assumes that there are 19,017,222 shares of Common Stock outstanding. This percentage would be 6.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP II, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  49,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  49,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,088,902 (19)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.0% (20)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
19 See footnote (15) to the page relating to OHSF II and footnote (17) to the page relating to OHSF GenPar II. Oak Hill Securities MGP II, Inc. ("OHSF MGP II") is the general partner of OHSF GenPar II, which is the general partner of OHSF II.

20 Assumes that there are 19,017,222 shares of Common Stock outstanding. This percentage would be 6.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP Ski, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  13,333
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  13,333
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         564,316 (21)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   3.2% (22)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
21 Represents (i) 13,333 shares of Common Stock owned directly by OHCP Ski, L.P. ("OHCPSKI") and (ii) 550,983 shares of Common Stock that would be held directly by OHCPSKI upon conversion of its 533 shares of Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHCPSKI is managed by its general partner, OHCP.

22 Assumes that there are 17,528,636 shares of Common Stock outstanding. This percentage would be 1.8% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Glenn R. August

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  98,667
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  98,667
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,178,837 (23)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   19.8% (24)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   IN

--------------------------------------------------------------------------------
------------------------
23 Represents (i) 49,334 shares of Common Stock indirectly owned by Mr. Glenn August ("Mr. August") indirectly, as sole stockholder of OHSF MGP, (ii) 49,333 shares of Common Stock owned by Mr. August indirectly, as sole stockholder of OHSF MGP II, (iii) 2,040,601 shares of Common Stock that would be owned by Mr. August indirectly as sole stockholder of OHSF MGP, upon conversion of the 1,974 shares of Series C-1 Preferred Stock indirectly owned by OHSF MGP, and (iv) 2,039,569 shares of Common Stock that would be owned by Mr. August indirectly as sole stockholder of OHSF MGP II upon conversion of the 1,973 shares of Series C-1 Preferred Stock indirectly owned by OHSF MGP II. OHSF MGP is the general partner of OHSF GenPar, which is the general partner of OHSF and the Administrative Agent of the Trust. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. OHSF MGP II is the general partner of OHSF GenPar II, which is the general partner of OHSF II. See also footnote (9) to the page relating to OHSF, footnote (11) to the page relating to OHSF GenPar, footnote (13) to the page relating to OHSF MGP, footnote (15) to the page relating to OHSF II, footnote (17) to the page relating to OHSF GenPar II, footnote (19) to the page relating to OHSF MGP II and footnote (27) to the page relating to the Trust.

24 Assumes that there are 21,057,823 shares of Common Stock outstanding. This percentage would be 11.7% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  None
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  None
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  None
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         65,000 (25)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.4% (26)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
25 Represents the shares of Common Stock that would be owned directly by Oak Hill Capital Management, Inc. ("OHCM") upon exercise of options to purchase Common Stock granted under the Issuer's 1997 stock option plan.

26 Assumes that there are 17,042,653 shares of Common Stock outstanding. This percentage would be 0.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund Liquidating Trust

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [_]
                                                                (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:  25,486
         NUMBER OF
           SHARES               ------------------------------------------------
        BENEFICIALLY            8       SHARED VOTING POWER:  0
           OWNED
             BY                 ------------------------------------------------
            EACH                9       SOLE DISPOSITIVE POWER:  25,486
         REPORTING
           PERSON               ------------------------------------------------
            WITH                10      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,079,900 (27)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.0% (28)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   OO

--------------------------------------------------------------------------------
------------------------
27 Represents (i) 25,486 shares of Common Stock owned directly by Oak Hill Securities Liquidating Trust (the "Trust") and (ii) 1,054,414 shares of Common Stock that would be held directly by the Trust upon conversion of its 1,020 shares of Series C-1 Preferred Stock. The conversion ratio for the Series C-1 Preferred Stock was calculated using the liquidation value as of October 31, 2003. The Trust is managed by its Administrative Trustee, Oak Hill Securities GenPar, L.P., which is managed by its general partner Oak Hill Securities MGP, Inc.

28 Assumes that there are 18,032,067 shares of Common Stock outstanding. This percentage would be 3.3% if the Class A Common Stock were converted into Common Stock.

         Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 18, 1999 (as amended, the "Schedule 13D").

         The Reporting Persons hereby amend the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 (as amended, the "Schedule 13D"), in respect of the Common Stock of the Issuer. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 1.  SECURITY AND ISSUER.

         Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by the following persons (sometimes hereinafter collectively referred to as the "Reporting Persons"):

         Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF"), Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHSF Gen Par"), Oak Hill Securities MGP, Inc., a Delaware corporation ("OHSF MGP"), Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II"), Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHSF GenPar II"), Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHSF MGP II"), OHCP Ski L.P., a Delaware limited partnership ("OHCPSKI"), Mr. Glenn R. August ("August"), Oak Hill Capital Management, Inc., a Delaware Corporation ("OHCM"), and Oak Hill Securities Fund Liquidating Trust, a Delaware statutory trust (the "Trust").

         (b) (c)

         Items 2(b) and (c) are amended by adding at the end thereof the following:

         The Trust is a Delaware statutory trust, the principal business of which is to hold, manage, administer and liquidate certain assets and liabilities. The principal office of the Trust is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

         The Administrative Trustee of the Trust is OHSF GenPar, a Delaware limited partnership, the principal business of which is acting as general partner to OHSF. The principal office of OHSF GenPar is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         Wilmington Trust Company is a Delaware banking corporation and the Delaware Trustee of the Trust. The principal office of Wilmington Trust Company is 1100 North Market Street, Wilmington, Delaware 19890-1600.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding at the end thereof, the following:

         On August 29, 2003, OHSF was deemed to have distributed to certain of its limited partners (the "Limited Partners") shares of Common Stock and Series C-1 Preferred Stock, and the Limited Partners were deemed to have contributed such shares of Common Stock and Series C-1 Preferred Stock to the Trust. No monetary consideration was paid by the Trust to acquire the shares of Common Stock and Series C-1 Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is amended and restated in its entirety as follows:

         (a) As of March 15, 2004, (i) OHCP beneficially owned 37,230,599 shares of Common Stock (or 69.8% of the issued and outstanding shares of Common Stock) and had sole voting dispositive power over 879,133 of those shares; (ii) OHCMP beneficially owned 940,161 shares of Common Stock (or 5.3% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 22,200 of those shares; (iii) OHCP GenPar beneficially owned 38,170,760 shares of Common Stock (or 70.4% of the issued and outstanding shares of Common Stock) and had sole voting power and sole dispositive power over 901,333 of those shares; (iv) OHCP MGP beneficially owned 38,170,760 shares of Common Stock (or 70.4% of the issued and outstanding shares of Common Stock) and had sole voting power and sole dispositive power over 901,333 of those shares;
(v) OHSF beneficially owned 1,010,035 shares of Common Stock (or 5.6% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 23,848 of those shares; (vi) OHSF GenPar beneficially owned 2,089,935 shares of Common Stock (or 11.0% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 49,334 of those shares; (vii) OHSF MGP beneficially owned 2,089,935 shares of Common Stock (or 11.0% of the issued and outstanding shares of Common Stock) and had sole voting power and dispositive power over 49,334 of those shares; (viii) OHSF II beneficially owned 2,088,902 shares of the Common Stock (or 11.0% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (ix) OHSF GenPar II beneficially owned 2,088,902 shares of Common Stock (or 11.0% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (x) OHSF MGP II beneficially owned 2,088,902 shares of Common Stock (or 11.0% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 49,333 of those shares; (xi) OHCPSKI beneficially owned 564,316 shares of Common Stock (or 3.2% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 13,333 of those shares; (xii) Mr. August beneficially owned 4,178,837 shares of Common Stock (or 19.8% of the issued and outstanding shares of Common Stock) and had voting and dispositive power over 98,667 of those shares; (xiii) OHCM beneficially owned 65,000 shares of Common Stock (or 0.4% of the issued and outstanding shares of Common Stock); and (xiv) the Trust beneficially owned 1,079,900 shares of Common Stock (or 6.0% of the issued and outstanding shares of Common Stock) and had sole voting and dispositive power over 25,486 of those shares. OHCP GenPar, OHCP MGP, OHSF GenPar, OHSF MGP, OHSF GenPar II, OHSF MGP II, Mr. August and OHCP, with respect to the shares of Common Stock directly owned by OHCPSKI and deemed to be directly owned by it, disclaim beneficial ownership of such shares of Common Stock.

         (b)      Unchanged

         (c) On August 29, 2003, OHSF was deemed to have distributed to the Limited Partners shares of Common Stock and the Limited Partners were deemed to have contributed such shares of Common Stock to the Trust.

         (d)-(e)  Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit            Description
        -------            -----------

           99.1 Joint Filing Agreement, dated March 15, 2004, among Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., OHCP GenPar, L.P., OHCP MGP, LLC, Oak Hill Securities Fund, L.P., Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., OHCP Ski, L.P., Glenn R. August, Oak Hill Capital Management, Inc., and Oak Hill Securities Fund Liquidating Trust.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 15, 2004

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP MGP, LLC

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President

                                   OAK HILL SECURITIES FUND, L.P.

                                   By:  Oak Hill Securities GenPar, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                   OAK HILL SECURITIES GENPAR, L.P.

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                   OAK HILL SECURITIES MGP, INC.

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                   OAK HILL SECURITIES FUND II, L.P.

                                   By:  Oak Hill Securities GenPar II, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President

                                   OAK HILL SECURITIES GENPAR II, L.P.

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                   OAK HILL SECURITIES MGP II, INC.

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President


                                   OHCP SKI, L.P.

                                   By:  Oak Hill Capital Partners, L.P.,
                                        its general partner

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   /s/ Glenn R. August
                                   --------------------------------------------
                                   Glenn R. August


                                   OAK HILL CAPITAL MANAGEMENT, INC.

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President

                                   OAK HILL SECURITIES FUND LIQUIDATING TRUST

                                   By:  Oak Hill Securities GenPar, L.P.,
                                        as Administrative Trustee

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ Glenn R. August
                                        ---------------------------------------
                                        Name:   Glenn R. August
                                        Title:  President